UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2015

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00005

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1519 Connecticut Ave. NW, Suite 200 Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this annual report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our securities offering;

•	our ability to attract and retain members to our online crowdfunding platform;

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	expected rates of return provided to investors;

•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a REIT;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this annual report on Form 1-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report on Form 1-K, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report on Form 1-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report on Form 1-K will be achieved.

Item 1.	Business

The Company

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to acquire and manage a diversified portfolio of commercial real estate loans, commercial real estate-related debt securities and commercial real estate equity investments. In this annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2015. As of December 31, 2015, our portfolio was comprised of $1,612,319 worth of commitments for senior and subordinate mortgage, mezzanine, bridge and other commercial real estate loans. In addition, as of December 31, 2015, we had acquired $4,275,000 worth of equity in controlled subsidiaries and other real estate holding entities that in the opinion of our Manager, meets our investment objectives. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments through direct loan origination, the acquisition of individual loan or securities assets or by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours.

Fundrise Advisors, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate loans, commercial real estate and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor, Rise Companies Corp., also provides asset management, marketing, investor relations and other administrative services on our behalf.

We have offered, are offering, and will continue to offer up to $50,000,000 in our common shares, which represent limited liability company interests in our company (the “Offering”). See Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” for more information concerning the current status of the Offering and Fundrise LP’s distribution support commitment.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, as permitted under applicable law and regulations. Until June 30, 2016, the per share purchase price for our common shares will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price will be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will equal the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

Investment Strategy

We intend to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to use substantially all of the net proceeds from our current Offering to originate, acquire and structure commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets.

We seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

Our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our Manager’s management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. There can be no assurance that we will be able to achieve these objectives.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with our online investment platform (the “Fundrise Platform”), many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated November 25, 2015, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to use substantially all of the net proceeds from our Offering to originate, acquire and structure commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate. We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com. On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $200,000 received in the private placements to our sponsor and Fundrise, LP).

We have offered, are offering, and will continue to offer up to $50,000,000 in our common shares in our Offering. As of April 22, 2016, we had raised total gross offering proceeds of approximately $40.2 million from settled subscriptions (including the $529,770 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 4,024,505 of our common shares, with additional subscriptions for an aggregate of 147,985 common shares, representing additional potential gross offering proceeds of approximately $1.5 million, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received as of April 22, 2016, 880,487 of our common shares remained available for sale to the public under our Offering.

Pursuant to our distribution support agreement, until the earlier of December 31, 2017, or the date on which Fundrise, LP has purchased an aggregate amount of our common shares equal to $1,000,000 (the “distribution support period”), if our Adjusted Funds From Operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. As of April 22, 2016, pursuant to the distribution support agreement, Fundrise, LP had purchased 32,977 of our common shares for an aggregate purchase price of $329,770.

Our primary investment types are as follows:

• Commercial Real Estate Debt – Our commercial real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests and unconsolidated joint ventures.

• Select Commercial Real Estate Equity Investments – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

We have operated in a manner intended to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2015. We filed an extension for our 2015 tax return and intend to elect REIT status on our initial tax return filing.

Our Investments

During calendar year 2015, we entered into the following investments. See “Recent Developments” below for a description of investments we have made since December 31, 2015.

Debt Related Investments

On December 15, 2015, we acquired from Fundrise Lending, LLC, an affiliate of our Manager (“Lending”), a first mortgage loan (the “New York Senior Loan”) for a purchase price of $1,286,319.  We purchased the New York Senior Loan with proceeds from our Offering at the loan’s initial principal amount of $1,286,319. The borrowings under the New York Senior Loan were originally used to acquire the property and to fund an interest reserve. As of December 31, 2015, the New York Senior Loan had not been fully drawn down by the borrower, with the maximum size of the loan being $1,990,000, and the amount drawn as of December 31, 2015 being $1,286,319. The borrower is expected to use the loan proceeds for the acquisition and renovation of an existing building into a luxury 2-unit condominium project in Long Island City, NY. Once the New York Senior Loan is fully drawn down by the borrower, the amount of the New York Senior Loan would represent approximately a 79.1% loan-to-cost, or LTC, ratio. The LTC ratio is the amount of the New York Senior Loan divided by the anticipated cost to acquire and carry the project. There can be no assurance that such estimated costs will prove to be accurate. The New York Senior Loan bears an interest rate of 11% per annum, comprised of 7% per annum being paid current on a monthly basis and 4% per annum accruing and compounding annually until the maturity date. In addition, Lending earned an origination fee of approximately 1.0% of the New York Senior Loan amount, paid directly by the borrower. The initial maturity date of the New York Senior Loan is December 11, 2017, with one 6-month extension.

On December 30, 2015, we directly acquired a first mortgage loan (the “CPG Senior Loan”) with a maximum principal balance of $837,000. CPG Casa Bravo, LLC, a Delaware limited liability company (the "CPG Borrower"), intends to use the CPG Senior Loan proceeds for the renovation of an existing 11-unit multifamily building in Phoenix, AZ, located at 4128 N. 22nd Street, Phoenix, AZ 85016 (the “CPG Property”). The CPG Senior Loan was funded with proceeds from our Offering with an initial funding amount of $326,000 of the $837,000 maximum loan size as of the property closing date of December 30, 2015. On the original closing date of the CPG Senior Loan, the CPG Borrower was capitalized with approximately $570,000 of equity capital. Once the CPG Senior Loan is fully drawn down by the borrower, the amount of the CPG Senior Loan would represent an approximately 59.6% LTC ratio. There can be no assurance that such estimated costs will prove to be accurate. The CPG Senior Loan bears an interest rate of 11% per annum, comprised of 8% per annum being paid current and 3% per annum accruing and compounding annually until the maturity date. In addition, Lending earned an origination fee of approximately 2.0% of the CPG Senior Loan amount, paid directly by the CPG Borrower. The initial maturity date of the CPG Senior Loan is December 29, 2016, with one 12-month extension available to the CPG Borrower, subject to the payment of all accrued but unpaid interest.

Investments in Unconsolidated Joint Ventures

On December 15, 2015, we acquired from Lending ownership of a “majority-owned subsidiary” in which we have the right to receive a preferred economic return (the “Y Hotel Controlled Subsidiary”) for a purchase price of $2,275,000 (the “Y Hotel Investment”), which is the initial stated value of our interest in the Y Hotel Controlled Subsidiary. In connection with our ownership of the Y Hotel Controlled Subsidiary, we received various control rights. The proceeds from the Y Hotel Investment are expected be used by the Y Hotel Controlled Subsidiary to renovate an historic building in Pittsburgh, PA into a 63-room Ace Hotel branded hotel. Pursuant to the Y Hotel Controlled Subsidiary operating agreement, the Y Hotel Investment is entitled to receive a 15% annual preferred economic return, paid current on a quarterly basis, during through the redemption date. As of its closing date, the Y Hotel Investment featured an approximately 75% loan-to-value ratio, or LTV ratio based on an independent appraisal, and an approximately 37% LTC ratio. It is anticipated that Y Hotel Controlled Subsidiary will redeem the Y Hotel Investment (for a price equal to the original purchase price plus any accrued but unpaid preferred economic return) on or before November 13, 2018; provided, however, the Y Hotel Controlled Subsidiary has the option of two (2) extensions, one (1) twelve (12) month extension and one (1) eighteen (18) month extension.

On December 18, 2015, we entered into a subscription agreement with Sno Woodlands, LLC, a Delaware limited liability company (“Woodlands”) managed by Evergreen Housing Development Group, LLC, a Washington limited liability company (“Evergreen”), whereby we acquired $2,000,000 in Class B Units of Woodlands (the “Woodlands Units”). The proceeds of the purchase of the Woodlands Units are to be used by Woodlands for the refinancing of a stabilized 100-unit townhome apartment complex located at 34626 SE Swenson Drive, Snoqualmie, WA 98065 (the “Woodlands Property”).  As of its closing date, our investment in the Woodlands Units represented approximately a 76.4% LTV ratio based on an independent appraisal from January 2015. Pursuant to the Woodlands operating agreement, which was amended at closing, the Woodlands Units are entitled to receive a 12% annual preferred economic return during each of the first two years of our ownership, a minimum of a 12.5% annual preferred economic return during years three, four and five, and a minimum of a 13% annual preferred economic return during years six and seven. It is anticipated that the preferred economic return will be paid quarterly, and, in the event such amounts are not paid, such unpaid amount shall accrue at a higher rate of preferred economic return. It is anticipated that Woodlands will redeem the Woodlands Units (for a price equal to the original purchase price plus any accrued but unpaid preferred economic return) on or before September 1, 2022. In the event that Woodlands does not redeem the Woodlands Units before September 1, 2022, we have the right to force the sale of the Woodlands Property or purchase the Woodlands Property outright.

Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate debt and unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) (see “Non GAAP Financial Measures” below for a description of these metrics) to evaluate the profitability and performance of our business. Our origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criterion.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of low growth for the economy, we favor a strategy weighted toward targeting senior and mezzanine debt which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

We believe that the following market conditions, which are by-products of the extended credit market dislocation, should create a favorable investment environment for us.

The small balance commercial market is underserved by conventional capital sources and the lending market is fragmented, reducing the availability and overall efficiency for property owners raising funds.

According to Boxwood Means LLC, a leading research authority in the small-cap commercial real estate market, small balance commercial (SBC) loan originations under $5 million in value topped $175 billion as of early 2015. However, traditional institutional lenders poorly penetrate the SBC market, which is demonstrated by a secular decline of SBC loans held on bank balance sheets. The top 15 lenders – all commercial banks – accounted for only 23% of total volume last year. By contrast, the top 5 residential lenders command close to 50% of total originations.

The inefficiency and fragmentation of the SBC market has resulted in a relatively favorable pricing dynamic. As of April 2015, there is the largest spread in prices between the Core Commercial CPPI component and the Boxwood SCPI-117 since 2005. The size of the gap illustrates the potential value discrepancy of small cap commercial real estate relative to institutional properties.

More stringent regulatory environment for lending has increased standards and reduced proceeds for borrowers, frequently creating a gap of funding between the senior debt and the borrower’s available equity capital.

According to Keefe, Bruyette & Woods, Inc., a Stifel Company, average loan-to-values are 68%, a 10-year historic low. Contraction of the banking system and capital adequacy issues have greatly diminished the capacity of major banks to provide commercial mortgage loans and credit facilities to property owners. The banking industry has been transformed by bankruptcies, including the seizure of approximately 195 banks by the Federal Deposit Insurance Corporation, or FDIC (25 in 2008, 140 in 2009 and 30 more by March 12, 2010), and the tightening of lending standards at commercial banks. The conservative lending environment has created an opportunity for flexible capital to fill the funding gap required to fully capitalize properties.

Concentration of fundraising among the largest private equity funds has increased the difficulty for real estate companies to raise equity or mezzanine investments of less than $10,000,000.

One of the responses to the 2008 recession, according to Prequin Global Private Equity Report, has been growth in the average size of investment funds, whereby large investors have been investing more of their capital with managers that have extensive track records, and are therefore, by nature, raising much larger funds. In 2014, funds of a size equivalent to $1.5 billion or more accounted for 58% of all private equity capital raised; while, first-time managers only accounted for 7% of capital raised. The average fund size hit a record of greater than $600,000,000. Larger funds consequently focus on larger deals in order to deploy their capital fully and effectively.

The decline in construction lending volume and tightening of credit standards from traditional sources of financing for commercial real estate has decreased debt capital available for construction and land development.

Construction lending fell precipitously since the 2008 recession. The FDIC report shows that outstanding construction loans for both residential and commercial projects have only recently recovered from the nadir. Data from Sageworks, a financial information company, shows that construction and land development loans were 5.14% of total loans and leases as of year-end 2014, down from 8.88% in March 2008,despite the fact that loss rates for construction and land development loans have fallen from 3.58% of average loan balances in December 2009 to 0.24% as of late 2014. According to an American Banking Association survey, a quarter of U.S. banks also cited hard caps on commercial lending imposed by regulators and other supervisory requirements as a reason for decreased construction lending.

The increasing number of maturing commercial real estate loans over the next five years appears to be greater than the market’s capacity to provide refinancing capital.

The large volume of scheduled loan maturities over the next few years will expand available investment opportunities. According to Barclays Capital, approximately $500 billion of commercial real estate debt matures in 2016 and over $550 billion matures in 2017. Additionally, a significant share of the commercial mortgage-backed securities (“CMBS”) loans maturing in the next two years are likely to be floating rate or bridge loans, which tend to be shorter term and have larger balances than fixed-rate commercial loans.

Commercial Real Estate Debt Maturities

Sources: Barclays Capital (numbers are estimated except for CMBS)

Our Strategy

We intend to use substantially all of the proceeds of our Offering to originate, acquire, asset manage, selectively leverage, syndicate and opportunistically sell investments in a variety of commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate (through “majority-owned subsidiaries” with rights to receive preferred economic returns – see further discussion of the meaning of majority-owned subsidiaries under Principles of Consolidation, below). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets. We will seek to create and maintain a portfolio of investments that generate a low volatility income stream that provide attractive and consistent cash distributions. Our focus on investing in debt and debt-like instruments will emphasize the payment of current returns to investors and the preservation of invested capital, with a lesser emphasis on seeking capital appreciation. We expect that our portfolio of investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our sponsor given our sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

·	Our sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

·	Our sponsor’s direct and online origination capabilities, which are amplified by a proprietary crowdfunding technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

·	Our sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

·	Our sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol;

·	Our sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions; and

·	Fundrise, LP’s commitment to purchase up to an additional $1 million of our common shares during the two year period following commencement of our Offering in an aggregate purchase price equal to the amount by which AFFO for such quarter is less than a 15% annualized amount.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) required management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (see Investments in Unconsolidated Joint Ventures discussed above). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2015, none of our debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. We had invested in four debt related investments as of the date of the financial statements. The following table describes our debt related investment activity for the period May 15, 2015 (Inception) through December 31, 2015:

Investments in Debt:	As of December 31, 2015 (amounts in thousands)
Balance at beginning of period	$—
Investments (1)	5,887
Principal repayments	—
Amortization of deferred fees, costs, and discounts/premiums	—
Balance as of December 31, 2015	$5,887

(1)	Investments include two senior debt instruments and two investments in unconsolidated joint ventures with contractually required redemption or maturity dates. The two senior debt investments amount to $1,612 and the two investments amount to $4,275.

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2, Summary of Significant Accounting Policies, Principles of Consolidation in our financial statements for further detail.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of December 31, 2015, we did not hold any investments in entities which are considered to be variable interest entities.

Certain of our investments, including the Y Hotel Investment, are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Our financial instruments consisted of cash and the four debt securities that we owned as of December 31, 2015. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our debt investments is based on unobservable Level 3 inputs which we determined to be the best estimate of current market values. We acquired our four investments no earlier than December 15, 2015; as such, we believe the purchase price negotiated on an arms-length basis with third parties at the time of investment was the most relevant data in valuing these investments as of December 31, 2015. In the case of one investment that we purchased from Fundrise Lending, LLC (see more information below under Related Party Arrangements – Fundrise Lending, LLC), the most relevant data was a third-party technical review of an opinion of fair value dated December 15, 2015, the date of purchase. As a result, we estimated carrying value of the four debt investments to be reasonable estimates of fair value as of December 31, 2015.

The fair value estimates for our four debt investments as of December 31, 2015 are presented below:

Asset	Carrying Value at 12/31/15 (amounts in thousands)	Fair Value Estimate at 12/31/15 (amounts in thousands)
Y Hotel Investment	$2,275	2,275
New York Senior Loan	1,286	1,286
Woodlands Units	2,000	2,000
CPG Senior Loan	326	326
Balance as of December 31, 2015	$5,887	5,887

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale. As of December 31, 2015, we did not recognize any amortization of premium, discount, origination costs or fees.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that we will not be able to collect principal and interest amounts due according to the contractual terms. We assess the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of management is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses.

The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses. Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and/or legally discharged. As of December 31, 2015, we did not have any impaired CRE debt investments.

Real Estate Securities

Commercial real estate securities for which the fair value option is elected are not evaluated for other-than temporary impairment (“OTTI”), as any change in fair value is recorded in our statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments as losses occur.

Commercial real estate securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a commercial real estate security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in the statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in our statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in our statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through OCI are amortized over the life of the security with no impact on earnings. Commercial real estate securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above.

As of December 31, 2015, we did not hold any investments in commercial real estate securities.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Results of Operations

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $200,000 received in the private placements to our sponsor and Fundrise, LP). Our financial statements are presented for the period from May 15, 2015 (Inception) through December 31, 2015; over this period we incurred a net loss of approximately $61,230 primarily attributable to certain organizational costs and professional fees that exceeded interest income generated by investments over the operating period.

Interest Income

For the period from May 15, 2015 (Inception) through December 31, 2015, we earned interest income of approximately $30,221 from our investments.

Expenses

General and Administrative

For the year ended December 31, 2015, we incurred general and administrative expenses of approximately $91,452, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2015, we had made four investments for $5.9 million and had $7.2 million in cash. In addition to our investments of $5.9 million, we had future funding commitments up to an additional $1.2 million related to our senior loans. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as of December 31, 2015 and costs of operations.

If we are unable to fully raise $50,000,000 in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We expect to selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 40-60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. As of December 31, 2015, we had no outstanding borrowings.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. We expect organization and offering expenses to be approximately $1,000,000 or, if we raise the maximum offering amount, approximately 2% of gross offering proceeds. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection and origination or purchase of investments. We will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until June 30, 2016, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our net asset value (“NAV”) at the end of each prior quarter. The Manager has agreed to waive its quarterly asset management fee during the distribution support period for any quarter in which Fundrise, LP is required to purchase shares pursuant to the distribution support agreement. Following the conclusion of the distribution support period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

Once we complete our initial $50 million offering, we will face additional challenges in order to ensure liquidity and capital resources on a long-term basis. Additionally, because certain of our investments include both quarterly current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments. In order to manage this liquidity, we have a Promissory Grid Note that allows us up to $10 million in additional liquidity in an agreement executed with our Sponsor (see additional information under Related Party Arrangements, Rise Companies Corp, Member). Additionally, we will have the ability after November 24, 2016 to commence an additional offering of up to $50 million, although that will require qualifying an additional offering with the SEC.

Cash Flows

The following presents our statement of cash flows for the period from May 15, 2015 (Inception) through December 31, 2015 (in thousands):

For the Period May 15, 2015 (Inception) through December 31, 2015
Operating activities:	$(6)
Investing activities:	$(5,887)
Financing activities:	$13,117
Net increase (decrease) in cash and cash equivalents	$7,224
Cash and cash equivalents, beginning of period	$—
Cash and cash equivalents, end of period	$7,224

Net cash used in operating activities was $6,000 related to interest income generated from our new investments offset by general and administrative expenses.

Net cash used in investing activities was $5.9 million related to the acquisition of our four new investments.

Net cash provided by financing activities was $13.1 million related to net proceeds from the issuance of common shares through our Offering and from proceeds from equity subscriptions that had not yet settled by December 31, 2015.

Off-Balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 5 - Interest of Management and Others in Certain Transactions” below.

Recent Developments

Offering Proceeds

As of April 22, 2016, we had raised total gross offering proceeds of approximately $40.2 million from settled subscriptions (including the $529,770 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 4,024,505 of our common shares, with additional subscriptions for an aggregate of 147,985 common shares, representing additional potential gross offering proceeds of approximately $1.5 million, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received as of April 22, 2016, 880,487 of our common shares remained available for sale to the public under our Offering.

Distributions

As of January 1, 2016, as ratified on March 28, 2016, we had declared a daily distribution of $0.0012205045 per share (the “Daily Distribution Amount”) (which equates to 4.45% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2016 and ending on March 31, 2016 (the “Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Distribution Period and the distributions were scheduled to be paid within the first three weeks of the end of the Distribution Period. The aggregate amount of cash distributed related to the Distribution Period was $227,428.34, and we began processing distributions on April 12, 2016.

On March 30, 2016, our manager declared a daily distribution of $0.0027397254 per share (the “Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2016 and ending on April 30, 2016 (the “April 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2016 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2016.

New Investments

As of April 22, 2016, we have made additional investments or borrowers have drawn additional funds in the amount of $25,105,231. Including the investments reported on the balance sheet as of December 31, 2015, we have now invested in $30,992,550 of commercial real estate assets with total capital commitments of $38,773,355. The economic terms of these investments are similar to the investments that had been made as of December 31, 2015.

Borrowings

On March 28, 2016, we entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. The expiration date was extended to July 31, 2016, and the 2% interest rate was not changed. We did not pay any extension or other fees related to the amendment of this note. As of April 22, 2016, no amounts were outstanding under the note.

Distribution Support

As a result of the amount of our AFFO for the fiscal quarter ended March 31, 2016, Fundrise, LP purchased in a private placement 32,977 shares of our common shares for $329,770 under the Distribution Support Agreement to satisfy the AFFO requirement, which reduced Fundrise, LP’s total commitment under the Distribution Support Agreement.

Lending and Investment Activity

Acquisition activity through March 31, 2016 is shown in the above chart refers to the total approximate aggregate cumulative amount committed by us for real estate assets as of the end of each month, and not the amount committed by us in any particular month.  The total approximate aggregate cumulative amount committed for real estate includes amounts for senior debt investments that are not fully drawn upon.

Asset Diversification

As of March 31, 2016, we have made loans to or invested in 13 real estate assets, providing increased diversification. The following pie chart and map set forth information relating to diversification by geography and product type in our portfolio:

Asset diversification by “Product Type” was determined by (i) aggregating the total dollar amounts of the real estate assets (excluding cash) held by the Company in a particular Product Type as of March 31, 2016, then (ii) dividing such sum by the total aggregate dollar amount of all of the real estate assets (excluding cash) held by us as of March 31, 2016.

Asset diversification by “Metro Market” was determined by (i) aggregating the total dollar amounts of the real estate assets (excluding cash) held by us in a particular Metro Market as of March 31, 2016, then (ii) dividing such sum by the total aggregate dollar amount of all of the real estate assets (excluding cash) held by us as of March 31, 2016.

Non-GAAP Financial Measures

Our Manager believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/ uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

·	the amortization or accrual of various deferred costs; and

·	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited AFFO calculation for the period from May 15, 2015 (Inception) through December 31, 2015, is as follows (amounts in thousands):

Adjusted funds from operations:
Net income (loss) in accordance with GAAP	$(61)
Adjustment for gains or losses on sale	-
Adjustment for extraordinary items, results of discontinued operations and cumulative effects of accounting changes	-
Depreciation of real estate	-
Other amortization	-
Unconsolidated joint ventures	-
Other adjustments to reconcile GAAP to FFO	-
Funds from operations (“FFO”)	$(61)
Amortization or accrual of deferred costs	-
Unrealized gains and losses	-
Adjusted funds from operations ("AFFO")	$(61)

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our offering circular, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report on Form 1-K, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	39	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	30	Chief Operating Officer
Bjorn J. Hall	35	General Counsel and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005.  Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market.  Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon worked as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon worked for Westfield, one of the world’s largest shopping center owners and developers, in their east coast regional development office. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law School.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals will serve to manage our day-today affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our common shares as of the date of this Annual Report on Form 1-K for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Each person or entity has an address in care of our principal executive offices at 1519 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036.

	Number of Shares	Percent of
Name of Beneficial Owner (1)	Beneficially Owned	All Shares
Benjamin S. Miller	1,125	*
Brandon T. Jenkins	0	0
Bjorn J. Hall	115	*
All directors and executive officers of our Manager as a group (3 persons)	1240	*

*	Represents less than 5% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see “Related Party Arrangements” in Item 7 “Financial Statements” below.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

F-1

Independent Auditor’s Report

To the Members

Fundrise Real Estate Investment Trust, LLC

Washington, D.C.

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Real Estate Investment Trust, LLC (the Company), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in members’ equity, and cash flows for the period from May 15, 2015 (inception) through December 31, 2015, and the related notes to the financial statements (collectively, financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Real Estate Investment Trust, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period from May 15, 2015 (inception) through December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

McLean, Virginia

April 26, 2016

F-2

Fundrise Real Estate Investment Trust, LLC

Balance Sheet

As of December 31, 2015
(Amounts in thousands, except share and per share data)

As of December 31, 2015
ASSETS
Cash and cash equivalents	$7,224
Receivables	30
Real estate debt investments	5,887
Deferred costs, net of accumulated amortization of $66	258
Total Assets	$13,399

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable	$66
Due to related party	343
Settling subscriptions	2,945
Total Liabilities	$3,354

Members’ Equity:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares, $10 per share; unlimited shares authorized; 1,017,178 shares issued and outstanding, net of accumulated amortization of deferred offering costs	$10,106
Retained Earnings (Accumulated deficit)	(61)
Total Members’ Equity	$10,045
Total Liabilities and Members’ Equity	$13,399

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Real Estate Investment Trust, LLC

Statement of Operations

For the Period May 15, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share and per share data)

The accompanying notes are an integral part of these financial statements.

For the Period May 15, 2015 (Inception) through December 31, 2015
Interest income
Interest and preferred return income	$30
Interest expense	—
Net Interest and preferred return income	$30
Expenses
Asset management and other fees – related party	$—
General and administrative expenses	(91)
Total expenses	$(91)

Net (loss)	$(61)
Net (loss) per basic and diluted common share	$(0.10)
Weighted average number of common shares outstanding, basic and diluted	606,241

F-4

Fundrise Real Estate Investment Trust, LLC

Statement of Members’ Equity

For the Period May 15, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders' Equity
May 15, 2015 (Inception)	—	$—	$—	$—
Proceeds from issuance of common stock	1,017,178	10,172		10,172
Accumulated amortization of deferred offering costs	—	(66)	—	(66)
Distributions declared on common stock	—	—	—	—
Redemptions of common stock	—	—	—	—
Net income (loss)			(61)	(61)
Balance as of December 31, 2015	1,017,178	$10,106	$(61)	$10,045

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Real Estate Investment Trust, LLC

Statement of Cash Flows

For the Period May 15, 2015 (Inception) through December 31, 2015

(Amounts in thousands)

For the Period May 15, 2015 (Inception) through December 31, 2015
OPERATING ACTIVITIES:
Net (loss)	$(61)
Adjustments to reconcile net (loss) to net cash provided by
(used in) operating activities:
Net increase in interest receivable	(30)
Net increase in accounts payable	66
Deferred costs and due to related party, net	19
Net cash (used in) operating activities	$(6)
INVESTING ACTIVITIES:	—
Investment in debt related investments	$(5,887)
Net cash (used in) investing activities	$(5,887)
FINANCING ACTIVITIES:	—
Proceeds from issuance of common shares	$10,172
Proceeds from subscriptions not settled by period end	2,945
Net cash provided by financing activities	$13,117
Net increase in cash and cash equivalents	7,224
Cash and cash equivalents, beginning of period	$—
Cash and cash equivalents, end of period	$7,224

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$66

The accompanying notes are an integral part of these financial statements.

F-6

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements

December 31, 2015

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2015. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2015, the Company has issued 1,017,178 shares, including shares from Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 100 common shares for an aggregate purchase price of $1,000. In addition, as of December 31, 2015, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of $199,000.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2015. The Offering was declared to be qualified by the SEC on November 24, 2015.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

F-7

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below. As of the date of these financial statements, no such reimbursement costs have been paid to the Manager.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As we are the Sponsor’s first such program, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

The Manager has not yet required reimbursement of the organizational and offering costs incurred to date. When the Manager requires such reimbursements, reimbursement payments will be made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

As of December 31, 2015, the Manager has incurred organizational and offering costs of approximately $343,000 on behalf of the Company, including the full amount of legal fees of $312,500. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2015, $20,058 of organizational expenses were included as an expense in the statement of operations, and $65,792 of offering costs had been amortized and were included in the statement of members’ equity.

F-8

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of December 31, 2015, the total amount of equity issued by the Company on a gross basis before considering amortization of offering costs was $10,171,780 and the total amount of settling subscriptions was $2,944,800. Both of these amounts are based on a $10 per share price.

Weighted Average Shares Outstanding and Net Loss per Share Information

In order to more accurately reflect share ownership during the operating period reflected in these financial statements, the weighted average shares outstanding amount is computed beginning on December 5, 2015, the first day that shares were issued to the public. Prior to that date, the Company had not commenced any significant operations. There are not any convertible notes or common stock equivalents as of December 31, 2015, so the net loss per share on a fully diluted basis is equivalent to the basic net loss per share.

Principles of Consolidation

As of December 31, 2015, the Company does not consolidate any separate legal entities in which we own equity interests. We do not own, directly or indirectly, a majority voting interest in any other entity as of the date of these financial statements. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

Variable Interest Entities

A variable interest entity is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. The company makes an initial determination upon acquisition of a VIE, and reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

F-9

As of December 31, 2015, the Company did not hold any investments in entities which are considered to be variable interest entities.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and / or kick-out rights by a single party that, in our judgment, rise to the level of control of such entity.

Investments in Unconsolidated Joint Ventures

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. The Company does not currently account for any of its investments under the equity method, and no amortization of acquisition fees is currently reflected on the financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market related assumptions is considered unrealized gain or loss.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

As of December 31, 2015, the Company has not elected the fair value option with respect to any of its investments, nor do we treat any of our investments in unconsolidated joint ventures as equity for purposes of GAAP. The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP. See further discussion under Note 2 – Debt Investments.

Debt Investments

Our debt related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired.

F-10

We review our debt related investments on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. Accordingly, we do not group our debt related investments into classes by credit quality indicator. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2015, none of our debt related investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in four debt related investments as of the date of these financial statements. The following table describes our debt related investment activity for the period May 15, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Investments in Debt:	As of December 31, 2015
Balance at beginning of period	$—
Investments (1)	5,887
Principal repayments	—
Amortization of deferred fees, costs, and discounts/premiums	—
Balance as of December 31, 2015	$5,887

(1)	Investments include two senior debt instruments and two preferred equity investments with contractually required redemption or maturity dates. The two senior debt investments amount to $1,612 and the two preferred equity investments amount to $4,275.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

F-11

Pursuant to the anticipated program, during the first three years following the record date of a purchase of common shares, the Company may redeem shares with a per share redemption price calculated based on the lesser of $9.50 or the most current Net Asset Value (“NAV”). Beginning on the third anniversary of the record date of a purchase of common shares, the per share redemption price will be calculated based on the most current NAV per share value. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 6 months	No redemption allowed

6 months until 2 years	95.0%

2 years until 3 years	96.0%

3 years or more	97.0%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the second quarter of 2016, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2015. The Company incurred a taxable loss prior to our initial election of REIT status, which will be made with the tax return to be filed for the 2015 tax year. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2015.

As of December 31, 2015, no distributions have been made to shareholders. We expect our distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. When we begin to make distributions to our shareholders, we will report the taxability of such distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

F-12

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of December 31, 2015, no amortization of premium, discount, origination costs or fees has been recognized.

Recent Accounting Pronouncements

In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We are currently assessing the impact of this update on the presentation of these financial statements.

In September 2015, the FASB issued Accounting Standards Update 2015-16 (“ASU 2015-16”), which simplifies the accounting for adjustments made to provisional amounts recognized in a business combination. The guidance eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. Instead, the guidance requires that an acquirer recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts they would have recorded in previous periods if the accounting had been completed at the acquisition date. The guidance will be effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015. The guidance should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on our financial statements.

In August 2015 and April 2015, the FASB issued Accounting Standards Update 2015-15 (“ASU 2015-15”) and Accounting Standards Update 2015-03 (“ASU 2015-03”), respectively, which simplify the presentation of debt issuance costs and clarify the guidance for presenting and measuring debt issuance costs related to line-of-credit arrangements. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-15 permits an entity to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The recognition and measurement guidance for debt issuance costs is not affected by the guidance. Both ASU 2015-03 and ASU 2015-15 are effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015 and will require retrospective application. Early adoption is permitted for financial statements that have not been previously issued. We do not anticipate the adoption will have a significant impact on our financial statements.

F-13

In June 2015, the FASB issued Accounting Standards Update 2015-10 (“ASU 2015-10”), which (i) made technical corrections and improvements to ASC Topic 815, Derivatives and Hedging, which became effective upon the issuance of ASU 2015-10, and (ii) made technical corrections and improvements to ASC Topic 820, Fair Value Measurement and Disclosure, which is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015, with early adoption permitted, including adoption in an interim period. We do not anticipate the adoption will have a significant impact on our financial statements.

In February 2015, the FASB issued Accounting Standards Update 2015-02 (“ASU 2015-02”), Amendments to the Consolidation Analysis, which improves targeted areas of the consolidation guidance and reduces the number of consolidation models. The amendments in ASU 2015-02 are effective for annual and interim periods in fiscal years beginning after December 15, 2015, with early adoption permitted. We are currently evaluating the effect the guidance will have on our consolidated financial statements.

In August 2014, the FASB issued Accounting Standards Update 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern, providing guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. We do not anticipate the adoption will have a significant impact on our financial statements.

The Company evaluated subsequent events through April 26, 2016 which is the date the financial statements were available to be issued.

3.	Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate related assets, as of December 31, 2015, all of which were acquired during this reporting period (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Gross Weighted Average Interest Rate(2)	Allocation by Investment Type(3)
Senior Debt	2	$1,612	1,215	1,612	11.00%	27.4%
Preferred Equity	2	4,275	—	4,275	13.60%	72.6%
Other Investments	—	—	—	—	—	—
Balance as of December 31, 2015	4	$5,887	1,215	5,887	12.89%(4)	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date.
(2)	The Gross Weighted Average Interest Rate is computed using the gross interest rate (including current interest paid quarterly and interest accruing that will be paid upon redemption of the investment) weighted based on the principal amount of the related investments. These rates do not reflect a weighting of the time each investment was held during the period, but rather the interest rates in effect as of December 31, 2015.
(3)	This allocation is based on the principal amount of debt actually disbursed and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.
(4)	This is the Gross Weighted Average Interest Rate, computed using the same methodology described in (2), for all four investments as of December 31, 2015.

F-14

The following table presents certain information about the Company’s investments in real estate related assets, as of December 31, 2015, by contractual maturity grouping (dollars in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	2	$326	1,286	—	—
Preferred Equity	2	—	2,275	2,000	—
Other Investments	—	—	—	—	—
Balance as of December 31, 2015	4	$326	3,561	2,000	—

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2015, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments consist of cash and the four debt securities that it owns. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our debt investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. All four debt investments were acquired by the Company no earlier than December 15, 2015; as such, management believes the purchase price negotiated on an arms-length basis with third parties at the time of investment is the most relevant data in valuing these investments. In the case of one investment the Company purchased from Fundrise Lending, LLC (see more information below under Note 6 – Related Party Arrangements – Fundrise Lending, LLC), the most relevant data that we used is a third-party technical review of an opinion of fair value dated December 15, 2015, the date of purchase by the Company.

F-15

As a result of this assessment, as of December 31, 2015, management estimated the carrying value of the four debt investments are reasonable estimates of their fair value.

5.	Borrowings

As of December 31, 2015, the Company has not entered into any credit agreements from which it has drawn capital. The Company has entered into a promissory grid note arrangement with a related party, but has not drawn funds from such note. See Note 6 – Related Party Arrangements – Rise Companies Corp.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The following table summarizes reimbursable costs incurred by the Company that are included as due to related party on the accompanying balance sheet as of December 31, 2015 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	As of December 31, 2015
Organizational costs (1)	$20
Offering costs (2)	323
Balance as of December 31, 2015	$343

(1)	The $20,058 of organizational costs were included on the statement of operations as a general and administrative expense. As of December 31, 2015, the entire amount of organizational costs remains reimbursable to the Manager.

(2)	As of December 31, 2015, $65,792 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering. As of December 31, 2015, the entire amount of offering costs remains reimbursable to the Manager.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until June 30, 2016, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter. During the period May 15, 2015 (Inception) through December 31, 2015, no asset management fee has been paid or accrued to the Manager.

F-16

The Company will also pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2015, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Manager has agreed to waive its quarterly asset management fee during the distribution support period for any quarter in which Fundrise, L.P. is required to purchase shares pursuant to the distribution support agreement. Following the conclusion of the distribution support period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. See Note 8 – Commitments and Contingencies – Distribution Support Commitment.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0.00% to 0.50% for the ongoing servicing and administration of certain loans and investments held by us. The fee is calculated as an annual percentage of the stated value of the loan and is deducted at the time that payments on the loan are made. The fee is deducted from payments in proportion to the split between current and accrued payments. Servicing fees may be waived at Fundrise Servicing, LLC’s sole discretion. As of December 31, 2015, the Company has not paid any servicing fees nor have any servicing fees been accrued to Fundrise Servicing, LLC.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

During the period May 15, 2015 (Inception) through December 31, 2015, the Company purchased two investments from Fundrise Lending, LLC for a total purchase price of $3,561,319. The Independent Representative reviewed and approved both investment transactions and we accrued $2,778 of compensation payable to the Independent Representative through December 31, 2015 related to those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the period May 15, 2015 (Inception) through December 31, 2015, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

F-17

Fundrise, L.P. is a member of the Company and holds 19,900 shares as of December 31, 2015. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp issued a promissory grid note to the Company in the amount of $5,000,000. The loan bears a 2% interest rate and expires on March 31, 2016. As of December 31, 2015, the Company has not drawn against the promissory grid note and has not paid any interest to Rise Companies Corp.

Rise Companies Corp is a member of the Company and holds 100 shares as of December 31, 2015.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Distribution Support Commitment

Pursuant to a Distribution Support Agreement, Fundrise, L.P., an affiliate of the Company’s Sponsor and a member of the Company, has agreed to purchase up to an aggregate of $1,000,000 in additional common shares to support our quarterly distribution payments to shareholders. If adjusted funds from operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, L.P. will purchase shares following the end of such quarter at the net asset value per share then in effect for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. This arrangement provides liquidity to the Company for distributions, but does not in any way require that the Company distribute an amount that would represent a 15% annualized return. The distribution support commitment will only be provided until the earlier of (i) the purchase by Fundrise, L.P. of an aggregate of $1,000,000 in common shares or (ii) December 31, 2017.

F-18

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Distribution Support Agreement

On April 11, 2016, the Company announced the results of its operations for the fiscal quarter ended March 31, 2016. As a result of the Company’s AFFO for the fiscal quarter ended March 31, 2016, Fundrise, L.P. was obligated to purchase 32,977 shares of the Company's common shares for $329,770 under the Distribution Support Agreement to satisfy the AFFO requirement, which will reduce Fundrise, L.P.’s total commitment under the Distribution Support Agreement. The purchase of such common shares was executed April 18, 2016.

Offering

As of April 22, 2016, we had raised total gross offering proceeds of approximately $40.2 million from settled subscriptions (including the $529,770 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 4,024,505 of our common shares, with additional subscriptions for an aggregate of 147,985 common shares, representing additional potential gross offering proceeds of approximately $1.5 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of April 22, 2016, 880,487 of our common shares remained available for sale to the public under our Offering.

New Investments

As of April 22, 2016, the Company has made additional investments or borrowers have drawn additional funds in the amount of $25,105,231. Including the investments reported on the balance sheet as of December 31, 2015, the Company has now invested in $30,992,550 of commercial real estate assets with total capital commitments of $38,773,355. The economic terms of these investments are similar to the investments that had been made as of December 31, 2015.

Distributions

On March 28, 2016, the Manager of the Company ratified a daily distribution of $0.0012205045 per share (the “Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2016 and ending on March 31, 2016 (the “Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Distribution Period and the distributions were scheduled to be paid within the first three weeks of the end of the Distribution Period. The aggregate amount of cash distributed related to the Distribution Period was $227,428.34, and we began processing distributions on April 12, 2016.

On March 30, 2016, the manager of the Company declared a daily distribution of $0.0027397254 per share (the “Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2016 and ending on April 30, 2016 (the “April 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2016 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2016.

F-19

Settling Subscriptions

The entire amount of the $2,944,800 of settling subscriptions that existed as of December 31, 2015 were subsequently settled and common shares were issued by January 8, 2016.

Amended and Restated Promissory Grid Note

On March 28, 2016, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. The expiration date was extended to July 31, 2016, and the 2% interest rate was not changed. The Company did not pay any extension or other fees related to the amendment of this note.

F-20

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed as Exhibit 15.5 of Form 1-A)
2.2*	Amended and Restated Operating Agreement
4.1	Form of Subscription Package (incorporated by reference to the copy thereof submitted as Exhibit 4.1 of Form 1-A)
6.1	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed as Exhibit 15.5 of Form 1-A)
6.2*	Distribution Support Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LP
6.3	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed as Exhibit 15.6 of Form 1-A)
11.1*	Consent of RSM US LLP

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 26, 2016.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller Benjamin S. Miller	Chief Executive Officer, Interim Chief Financial Officer and Treasurer of	April 26, 2016
Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)